Mail Stop 3561

July 21, 2008

William D. Meadowcroft
Chief Financial Officer
Nautilus, Inc.
16400 S.E. Nautilus Drive
Vancouver, Washington 98683

      Re: **Nautilus, Inc.**
              File No. 001-31321
              Form 10-K: For the Fiscal Year Ended December 31, 2007
              Form 10-Q: For the Quarterly Period Ended March 31, 2008
              Form 8-K dated April 18, 2008

Dear Mr. Meadowcroft:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                            Sincerely,

                            Joseph Foti
                            Senior Assistant Chief Accountant